UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25065

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PlanMember Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6187 Carpinteria Ave
(No. and Street)

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Hanson	(805) 684-1199	steve@planmember.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hutchinson & Bloodgood
(Name – if individual, state last, first, and middle name)

550 N. Brand Blvd., 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

09/29/2003	261
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Steve Hanson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _PlanMember Securities Corporation_____, as of _12/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO/SVP

see attached certificate

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA NOTARIAL CERTIFICATE
(JURAT)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 29th day of February,
20 24 , by Steven R. Hanson , proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature _____.   (Seal)



KIMBERLY C. URWYLER
Notary Public - California
Santa Barbara County
Commission # 2323052
My Comm. Expires Mar 30, 2024

PLANMEMBER SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.



H&B YOUR PARTNER FOR SUCCESS SINCE 1922

(818) 637-5000
550 N. Brand Blvd., 14th Floor
Glendale, CA 91203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of PlanMember Securities Corporation
Carpinteria, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2023, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2018.

Glendale, California
February 29, 2024

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash & cash equivalents	$ 19,294,262
Cash segregated for the benefit of customers	10,098,556
Accounts receivable	27,382,887
Intangible assets, net	1,645,585
Due from affiliates, net	3,118,250
Other assets	775,801
	$ 62,315,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 19,629,130
Payable to customers	6,871,911
Borrowings under line of credit	4,855,741
Other payables	80,799
Income taxes payable to Parent	3,318,352
Total liabilities	34,755,933

Stockholder's equity

Common stock, $0.01 par value, 2,000 shares authorized;	
1,000 shares issued and outstanding	10
Additional paid-in capital	1,586,533
Retained earnings	25,972,865
Total stockholder's equity	27,559,408
	$ 62,315,341

The accompanying notes are an integral part of these financial statements.

PLANMEMBER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies

Nature of Business
PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

Basis of Presentation and Significant Accounting Policies
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company recognizes revenue when the performance obligation to customers is satisfied. Revenue from a performance obligation transferred at a point in time is recognized at the time when the customer obtains control over the promised good or service. Revenue from the performance obligation satisfied over time is recognized in a manner that depicts the performance in transferring control of the good or service, which is measured based on time elapsed. Payment for the majority of services is considered to be variable consideration, as the amount of revenues may be subject to market conditions. Variable consideration is included in revenue when amounts are not subject to significant reversals.

Commissions are recognized on a trade date basis, and investment advisory, and asset-based fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and asset-based fees are earned for providing marketing services to mutual funds. Advisory fees are earned by providing portfolio asset allocation services.

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents include all cash balances and highly liquid investments, and the Company places its temporary cash investments with a high credit quality financial institution. At times such investments may be in excess of the FDIC insurance limit.

Our broker-dealer carrying accounts are generally subject to requirements to maintain cash on deposit in a segregated reserve account for the exclusive benefit of their clients. Such amounts are included in "Cash Segregated for the Benefit of Customers" on our Statement of Financial Condition.

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Interpacific Investor Services in July 2015 and payments in December 2021, 2022, and 2023 for the acquisition of the assets of Barron Financial. Intangible assets with definite lives are amortized on a straight-line basis over seven years. The gross carrying value of the intangible assets including payments for certain milestone provision and the related accumulated amortizations were $2,455,370 and $809,785, respectively, at December 31, 2023. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on

the expected undiscounted cash flows attributable to that asset. The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2023.

The Company maintains a clearing deposit with Pershing, LLC, to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2023, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No accrual for penalties or interest have been recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits on the Other Expense line in the accompanying Statement of Income.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2019. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2.   Net Capital requirements and Cash Segregated for the Benefit of Customers

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2023, the Company's net capital was $14,386,515 which was $12,742,690 in excess of its minimum requirement of $1,643,825. The Company's net capital ratio was 1.7 to 1 at December 31, 2023. As of December 31, 2023, cash of $10,098,556 was segregated in a Special Reserve Account for the benefit of customers under Rule 15c3-1 (k)(1)(vii) of the SEC. This balance represents funds in the process of customers' financial transactions. Net interest income is primarily generated by interest earnings on assets segregated for regulatory purposes.

In April of 2023, the Company converted to a Custodial Broker-Dealer operating under Rule 15c3-3, whereby the Company is required to prepare a determination of reserve requirements and is subject to the possession and control requirements of Rule 15c3-3 pertaining to brokers and dealers. This conversion resulted in a one-time recognition of $1,629,097 in corporate funds held in a bank account designated as a Special Account for the Exclusive Benefit of Customers under the k(2)(i) Exemption from Rule 15c3-3.

3. Line of Credit

On March 28, 2023, the Company entered into a revolving credit line agreement ("Credit Line"), a committed unsecured line of credit under which the Company has the ability to borrow. The Credit Line has a term through April 1, 2025, and provides for maximum borrowings of up to $10,000,000. The interest rates on the borrowings under the Credit Line are varied and based on SOFR, as adjusted for the Company's credit rating. Borrowings outstanding as of December 31, 2023, were $4,855,741. The interest rate adjusted for the Company's credit rating as of December 31, 2023, was 8.08% per annum. Interest Expense on the Credit Line for the year ended December 31, 2023, was $114,088. The Credit Line agreement contains various covenants. At December 31, 2023, the Company was in compliance with the Covenants.

4. Income taxes

The provision for income taxes consisted of the following (in thousands):

	December 31, 2023
Current:	
U.S. Federal	$ 3,254,472
State	(68,954)
Total current provision	$ 3,185,518
Deferred:	
U.S. Federal	$ 162,293
State	66,950
Total deferred provision	$ 229,243
Total provision for income taxes	$ 3,414,761

The reconciliation of federal statutory income tax to the Company's provision for income taxes:

	December 31, 2023
Income taxes computed under federal statutory rate	$ 2,704,192
State tax - net of federal benefit	445,675
Permanent difference	(7,464)
Deferred tax adjustments	179,348
Payable true-up	93,010
Total provision for income taxes	$ 3,414,761

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company's effective income tax rate differs from the federal corporate tax rate of 21.0% primarily as a result of certain state taxes, benefits from share-based compensation, and other permanent differences in the tax deductibility of certain expenses.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended December 31, 2023
Deferred tax assets:	
State Income Taxes	120,014
Gross deferred tax assets	120,014

PLANMEMBER SECURITIES CORPORATION

Valuation allowance		-
Net deferred tax assets	$	120,014
Deferred tax liabilities:		
Intangible Assets	$	(349,257)
Net deferred tax liabilities	$	(349,256)
Net deferred tax assets (liabilities)	**$**	**(229,243)**

Deferred tax liabilities are included in Income Tax Payable to Parent on the Statement of Financial Condition.

The Company files federal and state income tax returns, which are subject to routine examinations by the respective taxing authorities. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income.

ASC 740 requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The management evaluated the Company's tax positions and concluded that no liability for uncertainty in income taxes was necessary as of December 31, 2023.

5. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In December 2021, a liability of $1,000,000 was recorded as part of the acquisition of assets of Barron Financial. Subsequent payment was made in 2022 of $500,000 and an additional installment payment of $500,000 was made in December 2023. There may or may not be an additional liability for certain performance milestones that is not estimatable as of the issuance of these financial statements.

6. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2023, was $32,469,736. At December 31, 2023, the Company was owed $3,118,250 from PSC (an affiliate). Commissions earned from an entity with a non-controlling ownership interest in the Parent was $7,142,459 for the year ended December 31, 2023.

7. Subsequent Events

Management evaluated subsequent events through February 29, 2024, the date of issuance of the financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the financial statements as of and for the year ended December 31, 2023.